Exhibit 8.1

September 22, 2017

Board of Directors

CenterState Bank Corporation

1101 First Street South

Winter Haven, Florida 33880

Re:     Agreement and Plan of Merger by and between CenterState Bank Corporation and Sunshine Bancorp, Inc.

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Sunshine Bancorp, Inc. (“Sunshine”), a Maryland corporation, with and into CenterState Bank Corporation (“CenterState”), a Florida corporation, pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) dated as of August 12, 2017. In addition, pursuant to the Agreement, Sunshine Bank, a wholly owned first-tier subsidiary of Sunshine, shall merge with and into CenterState Bank, N.A., a wholly-owned first-tier subsidiary of CenterState.

Pursuant to the Agreement, on the effective date of the transaction Sunshine shall be merged with and into CenterState. CenterState shall be the surviving corporation from the merger and shall continue to be governed by the laws of the State of Florida and the separate corporate existence of Sunshine shall thereupon cease.

At the merger effective date, each share of Sunshine Common Stock shall be converted into the right to receive 0.89 shares of CenterState Common Stock.

Cash will be issued in lieu of any fractional share interest.

All stock options to purchase Sunshine Common Stock outstanding and unexercised immediately prior to the effective time of the merger shall become fully vested and be converted into an option to purchase that number of shares of CenterState Common Stock equal to the number of shares of Sunshine Common Stock to which the option holder is entitled to purchase multiplied by the stock consideration of 0.89 (rounded to the nearest whole share). The exercise price will be equal to the Sunshine exercise price divided by 0.89 (rounded to the nearest cent).

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

A Registered Public Accounting Firm

CenterState Bank Corporation

September 22, 2017

Page Two

Pursuant to your request and in preparation of our opinion we have examined and relied upon the following:

(i)	The Agreement.

(ii)

The applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable provisions of appropriate Treasury Regulations, existing judicial authority, and the current administrative rulings.

(iii)	Such other documents, records and instruments, as we deemed necessary or appropriate for purposes of this opinion.

In connection with the items set forth above, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photo static copies.

In addition to the terms contained in the Agreement, we have assumed the following to be true and correct:

1.	The fair market value of CenterState Common Stock exchanged will be approximately equal to the fair market value of Sunshine Common Stock exchanged as indicated in the Agreement.

2.	There is no plan or intention by the stockholders of Sunshine to sell, exchange, or otherwise dispose of CenterState Common Stock received pursuant to the Agreement.

3.	CenterState will be the surviving corporation as a result of the merger.

4.	In excess of 50% of the value of the aggregate consideration issued to Sunshine stockholders, in connection with the merger, is represented by common stock of CenterState.

5.	Sunshine’s merger with and into CenterState qualifies as a statutory merger under the laws of the State of Florida.

6.	Sunshine and CenterState and the stockholders of Sunshine will pay their respective expenses, if any are incurred in connection with the transaction.

7.	There is no indebtedness existing between Sunshine and CenterState that was issued, acquired, or will be settled at a discount.

8.

None of the compensation received by any stockholder-employee of Sunshine will be separate consideration for, or allocable to, any of their Sunshine shares; none of the CenterState shares received by any stockholder-employee will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any stockholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

CenterState Bank Corporation

September 22, 2017

Page Three

9.	The merger is being effected for bona fide corporate business reasons.

10.	The Agreement represents the full and complete agreement among Sunshine and CenterState regarding the merger and there are no other written or oral agreements regarding the merger.

11.

Cash payments received by Sunshine stockholders in lieu of fractional shares result from the mechanical rounding off of fractions from the share exchange rather than separately bargained-for consideration.

Based on the foregoing, as of the date of this letter, we are of the opinion that:

1.	The merger of Sunshine with and into CenterState will constitute a reorganization within the meaning of Section 368(a) of the Code;

2.	Each of Sunshine and CenterState will be a party to the reorganization within the meaning of Section 368(b) of the Code;

3.	No gain or loss will be recognized by Sunshine or CenterState as a result of the merger;

4.

The tax basis of the CenterState Common Stock received will be equal to the tax basis of the exchanged Sunshine Common Stock, decreased by the amount of basis allocated to the fractional share of CenterState Common Stock, if any, that is treated as received in exchange for Sunshine Common Stock and then redeemed as described below;

5.

The holding period of the CenterState Common Stock received by each Sunshine stockholder will include the holding period of the Sunshine Common Stock exchanged in the merger, provided the shares of Sunshine Common Stock were held as a capital assets at the effective date; and

6.

On the receipt of cash for fractional shares, the stockholders of Sunshine will recognize gain or loss in an amount equal to the difference between the cash received and the tax basis of the fractional shares of Sunshine exchanged.

Our opinions set forth herein are based upon the descriptions of the contemplated transactions as set forth in the Agreement. If the actual facts relating to any aspect of the transaction differ from this description in any material respect, any or all of the opinions expressed herein may become inapplicable. Further, our opinions are based upon the Internal Revenue Code of 1986, Treasury Regulations and interpretations and judicial precedents as of the date hereof. If there is any change in the applicable laws or regulations, or if there are any new administrative or judicial interpretations of the law or regulations, any or all of the opinions expressed herein may become inapplicable.

CenterState Bank Corporation

September 22, 2017

Page Four

Our opinion may not be applicable to certain stockholders who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers.

We hereby consent to the filing of this opinion as an exhibit to the Form S-4, Registration Statement under the Securities Act of 1933 (the “Registration Statement”), and to the use of our name under the section “Material U.S. Federal Income Tax Consequences of the Merger”. In giving such consent, we do not herby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Act.

Sincerely,

/s/ HACKER, JOHNSON & SMITH PA

Tampa, Florida